                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2001

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AT&T CANADA INC.
                                  (Registrant)


Date: October 29, 2001            By:   /s/ Scott Ewart
                                      -----------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                                                          [LOGO]


                AT&T CANADA REPORTS THIRD QUARTER 2001 FINANCIAL
                              AND OPERATING RESULTS


     IMPROVED REVENUE OF $387.2 MILLION & EBITDA OF $30.3 MILLION IN QUARTER

       INSTALLED LOCAL ACCESS LINES SURPASS HALF MILLION MARK AT 510,091,
                           UP 39,966 FROM LAST QUARTER

       WORKFORCE REDUCTIONS ANNOUNCED LAST QUARTER SUBSTANTIALLY COMPLETE

   LOCAL, DATA, INTERNET, E-SOLUTIONS & OTHER REVENUES REPRESENT 59% OF TOTAL
           REVENUE BASE, OR OVER $900 MILLION ON AN ANNUALIZED BASIS


--------------------------------------------------------------------------------
Investment Community: AT&T Canada will hold a teleconference call at 5:00 p.m eastern today to discuss its third quarter 2001 results. Those wishing to participate should call 1.416.646.3095 ten minutes prior to the start time. A web cast of the call is also available from the company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on our website, or by calling 1.416.640.1917, pass code 143993#.
--------------------------------------------------------------------------------

TORONTO, October 29, 2001 -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions, today reported its financial and operating results for the third quarter 2001.

Revenues were $387.2 million for the three months ended September 30, 2001, up $7.2 million, or 1.9% from third quarter 2000, and up $12.1 million or 3.2% from second quarter 2001. Revenues from Local, Data, Internet, E-Business Solutions and Other services, now represent 59% of the total revenue base versus 54% in third quarter 2000. Long Distance revenues now represent 41% of the revenue base down from 46% in the same period last year.

Local revenues increased by over 15% from the third quarter in 2000. Local access lines in service at September 30, 2001 were 510,091, a sequential increase of 39,966, or 8.5%. Included in this amount are 12,172 lines from the acquisition of a customer base from a recently insolvent Canadian CLEC. Of the total 510,091 installed base, the number of lines that are either on-net or on-switch represents 53%. At September 30, 2001, the company also had an additional 18,965 local access lines which had been sold, but not yet installed, with over 75% of this backlog comprised of lines to be installed on-net.

Total Data revenues including Internet and E-Business Solutions increased by 10% from the same quarter in 2000. This increase is primarily the result of growth in our advanced data product area, and to the full period impact of MONTAGE revenues.

Revenue from long distance services decreased by 8% from the same period last year, as a 13% reduction in average price per minute, was partially off-set by a 6% increase in minute volume.

The Company's EBITDA (earnings before interest, taxes, depreciation, amortization and workforce reduction costs) for the third quarter totaled $30.3 million, an increase of $21.0 million from third quarter 2000. This improvement in EBITDA was primarily the result of a decrease in service costs from changes to the contribution regime, and from decreasing SG&A costs.

As previously announced, during the third quarter the Company initiated a cost reduction program that has included the reduction of its workforce. Total personnel reductions are expected to approximate 650 by year-end. The Company has recorded a provision for the full cost associated with these activities in the third quarter in the amount of $21.9 million.


"THIS QUARTER MARKED A MILESTONE FOR AT&T CANADA AS WE SURPASSED THE HALF MILLION MARK FOR LOCAL LINES INSTALLED. WITH OVER 510 THOUSAND LOCAL LINES IN SERVICE THE COMPANY HAS DEMONSTRATED THAT WE CAN SELL AND SUPPORT WITH PACE IN THE BUSINESS LOCAL ACCESS MARKET, AND THERE REMAINS SIGNIFICANT OPPORTUNITY AHEAD AS THE INCUMBENT TELEPHONE COMPANIES STILL MAINTAIN AN APPROXIMATE 96% SHARE OF THIS MARKET. IN ADDITION, I AM PLEASED THAT WE MAINTAINED OUR FOCUS ON GROWING REVENUES DURING THE SAME PERIOD THAT WE IMPLEMENTED REQUIRED COST REDUCTION INITIATIVES, THAT INCLUDED REDUCTIONS IN OUR WORKFORCE," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA.

MCLENNAN CONTINUED, "DURING THE RECENT REGULATORY PROCEEDINGS WE HAVE OFFERED PROPOSALS TO THE CRTC TO RESTORE BALANCE TO THE CANADIAN TELECOM MARKET THAT WOULD ALLOW CUSTOMERS TO CONTINUE TO BENEFIT FROM COMPETITION, AND ALLOW FACILITIES BASED COMPETITORS TO COMPETE FAIRLY WITH THE ILEC TELECOM PROVIDERS. WE HAVE PRESENTED CONSTRUCTIVE SOLUTIONS THAT SUPPORT, AND WHICH PROVIDE THE REGULATOR WITH THE OPPORTUNITY TO HELP FULFIL THE GOVERNMENT POLICY GOAL OF PROMOTING SUSTAINABLE FACILITIES BASED COMPETITION TO THE BENEFIT OF ALL CANADIANS."



SELECTED THIRD QUARTER 2001 HIGHLIGHTS INCLUDE:

REGULATORY
o During the recent Price Cap hearings the Company has offered constructive remedies to the federal regulator to help restore balance and competitive neutrality to the Canadian telecommunications market. These proposals would provide customers the continued benefit of competition, and allow facilities based competitors the opportunity to compete fairly with the incumbent providers. The current regulatory structure has created a significant imbalance that favours the ILECs, that if left unchanged threatens the goal of sustainable facilities based competition in Canada. The key to rectifying this imbalance is to address the cost advantage enjoyed by the incumbents that stems from their monopoly heritage. The

      Company's proposals consist of three important measures. First, we are proposing that a Facilities-Based Carrier (FBC) rate be established that would replicate the incremental cost the incumbents incur to supply themselves with the same network facilities and services. Secondly, we support the removal of the 4.5% productivity pricing reduction factor for the ILECs, to ensure that market forces dictate prices where there is emerging competition. Finally, we support the need for Quality of Service Programs that will establish enforceable and meaningful incentives and penalties to ensure incumbents improve service quality to both residential and carrier customers. These fundamental proposals are balanced to allow customers the continued benefits of competition, to allow facilities based competitors to compete on a level playing field, and to allow the incumbents to earn a fair rate of return while competing on the basis of quality and efficiency. With these changes competitors will be able to compete more effectively in offering choice and innovation to customers, and in fact would result in important cost reductions for the purchase of critically important services from the incumbents.


SALES & MARKETING
o During the quarter BMO Nesbitt Burns, a client of AT&T Canada's E-Solutions group MONTAGE.DMC was recognized by CIO Canada Magazine for outstanding Information Technology initiatives in Canada. BMO Nesbitt Burns is one of Canada's largest investment firms, and won the award in the Collaboration category for a state-of-the-art securities management system that was designed and implemented by MONTAGE.DMC. This was the first and most sophisticated systems of its kind in Canada, and is creating significant competitive advantage for this customer. This prestigious industry award affirms AT&T Canada's ability to add real value that helps our customers improve the way they do business.

o The Company announced the launch of SMALL OFFICE ADSL INTERNET its newest dedicated high-speed Internet access service targeted to small Canadian businesses who require affordable high-speed connectivity to the Internet. The introduction of this access service expands AT&T Canada's ability to deliver competitive telecommunications solutions to the very important small business market right across Canada. SMALL OFFICE ADSL INTERNET supports connectivity for multiple users over a single access for e-mail and web browsing, and also offers Virtual Private Network (VPN) customers with telecommuting employees or branch office locations, the ability to access remote LAN's through a high-speed connection. In addition, the service is available in a bundled offering that includes Web Hosting services. SMALL OFFICE ADSL INTERNET is a cost effective dedicated access solution for small business that takes advantage of AT&T Canada's high-speed national network that connects to the largest Internet access providers in North America and the world.

o During the quarter the Company announced a $16 million contract with the Canadian Broadcasting Corporation (CBC). The agreement calls for the implementation and management of an innovative data networking solution that exploits Asynchronous Transfer Mode (ATM) technology to provide the CBC with bandwidth on demand. This solution supports the CBC's requirement to transmit content-rich multimedia applications and programming, which is key in the CBC's goal to provide high quality distinctive programming to Canadians at all times. Interconnection to AT&T Canada's broadband national network provides the CBC with the pan-Canadian coverage they require, while concurrently giving them access to over 280 countries worldwide. Under the terms of the contract AT&T Canada will also become the CBC's primary provider of high speed Internet service.

LIQUIDITY
o As previously announced, during the quarter the Company completed an accounts receivable securitization transaction that improved its liquidity position by an additional $100 million. The proceeds of this initiative may be increased over time up to a maximum of $150 million depending upon growth in customer receivables. As at the end of the quarter the Company has available liquidity of nearly $1 billion.


CONCERT RESOLUTION
o Early in October AT&T and British Telecom announced an agreement to dissolve Concert and other related activities, including their joint investment in the Company. Upon completion of the Concert dissolution, AT&T will acquire BT's interest in, and future obligations in respect of the Company. The Company sees this resolution as a positive in that as we move forward we will have greater clarity in service and support for Canadian multi-national clients.


McLennan concluded by saying that, "THE COMPANY HAS MADE SIGNIFICANT PROGRESS DURING THE THIRD QUARTER WHILE AT THE SAME TIME CONTINUING TO IMPLEMENT OPERATING AND COST REDUCTION INITIATIVES TO DRIVE FASTER AND MORE PROFITABLE GROWTH. WE WILL CONTINUE TO CREATE VALUE BY LEVERAGING OUR STRENGTHS AND ASSETS IN THE LOCAL, DATA, INTERNET AND E-BUSINESS SOLUTIONS AREAS OF OUR BUSINESS. AS THOUSANDS OF BUSINESSES HAVE ALREADY DISCOVERED, AT&T CANADA IS DELIVERING ON ITS COMMITMENT OF PROVIDING REAL CHOICE AND VALUE IN THE CANADIAN TELECOMMUNICATIONS MARKET WITH LOCAL PRESENCE, NATIONAL COVERAGE AND GLOBAL REACH."


ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier and a leader in Internet and E-Business Solutions. With over 18,600 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company, and for a 5:00 p.m. eastern webcast review of the third quarter results.


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties.

For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                      -30-


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                           INVESTORS AND ANALYSTS:
Ian Dale                                         Brock Robertson
(416) 345-2227                                   (416) 345-3125
ian.dale@attcanada.com                           brock.robertson@attcanada.com

May Chiarot                                      Dan Coombes
(416) 345-2342                                   (416) 345-2326
may.chiarot@attcanada.com                        dan.coombes@attcanada.com

AT&T Canada Reports Third Quarter 2001 Results
Page 6
October 29, 2001

                                AT&T CANADA INC.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (in thousands of dollars)
                                   (unaudited)




                                                                           THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                              SEPTEMBER 30,                 SEPTEMBER 30,
                                                                           2001           2000           2001           2000
                                                                       -----------    -----------    -----------    -----------
Revenue                                                                $   387,221    $   380,056    $ 1,150,252    $ 1,119,076

Expenses
        Service costs                                                      253,157        264,219        745,810        772,232
        Selling, general and administrative                                103,764        106,544        317,035        299,333
                                                                       -----------    -----------    -----------    -----------

Earnings before interest, taxes,depreciation and
amortization (1) and workforce reduction costs                              30,300          9,293         87,407         47,511

Workforce reduction costs                                                  (21,901)          --          (21,901)          --
                                                                       -----------    -----------    -----------    -----------

Earnings before interest, taxes,depreciation and amortization                8,399          9,293         65,506         47,511

Depreciation and amortization                                              119,179        103,951        340,228        286,157
                                                                       -----------    -----------    -----------    -----------

Loss from operations                                                      (110,780)       (94,658)      (274,722)      (238,646)

Other income (expense):
        Interest income                                                      6,817          3,821         15,422         14,799
        Interest expense                                                  (103,762)       (81,113)      (295,124)      (234,594)
        Other income (expense)                                                 724         13,001         (8,076)        13,214
                                                                       -----------    -----------    -----------    -----------
Loss before minority interest and income taxes                            (207,001)      (158,949)      (562,500)      (445,227)

Minority interest (2)                                                         --           35,919           --          101,778

Provision for income taxes                                                  (1,954)          (937)        (5,963)        (4,171)
                                                                       -----------    -----------    -----------    -----------
Loss for the period                                                       (208,955)      (123,967)      (568,463)      (347,620)
Deficit, beginning of period                                            (1,140,212)      (481,150)      (780,704)      (257,497)
                                                                       -----------    -----------    -----------    -----------
Deficit, end of period                                                 $(1,349,167)   $  (605,117)   $(1,349,167)   $  (605,117)
                                                                       -----------    -----------    -----------    -----------
                                                                       -----------    -----------    -----------    -----------
Basic & Diluted loss per comon share                                   $     (2.11)   $     (1.30)   $     (5.80)   $     (3.65)
                                                                       -----------    -----------    -----------    -----------
                                                                       -----------    -----------    -----------    -----------
Weighted average number of common shares outstanding                        99,121         95,382         98,023         95,268
(in thousands)
                                                                       -----------    -----------    -----------    -----------
                                                                       -----------    -----------    -----------    -----------

Diluted weighted average shares outstanding (in thousands) (3)             144,639        142,229        143,922        144,020
                                                                       -----------    -----------    -----------    -----------
                                                                       -----------    -----------    -----------    -----------


(1) EBITDA is earnings before interest, taxes, depreciation, amortization and workforce reduction costs and is commonly used as a measure to assist in understanding operating results.

(2) Minority interest derives primarily from ownership by AT&T Corp. and British Telecom in AT&T Canada Corp., the company's principal operating subsidiary.

(3) Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted shares in accordance with new CICA requirements. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options or warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period. The ownership by AT&T Corp. and British Telecomin AT&T Canada Corp., the Company's principal operating subsidiary equivalent to approximately
43.7 million shares of the Company are included in the calculation of diluted shares outstanding.





                                         - MORE -

AT&T Canada Reports Third Quarter 2001 Results
Page 7
October 29, 2001


                            AT&T CANADA INC.
                  INTERIM CONSOLIDATED BALANCE SHEETS
                       (in thousands of dollars)

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                         2001              2000
                                                      -------------    ------------
                                                       (unaudited)      (unaudited)
ASSETS

Current assets:
     Cash and short term deposits                     $  519,556       $   68,587
     Accounts receivable                                  58,583          242,161
     Other current assets                                 24,638           12,922
                                                      -------------    -----------
                                                         602,777          323,670

Property, plant and equipment                          2,185,888        2,120,659
Goodwill                                               1,668,951        1,705,155
Other assets, net                                        152,989          112,691
Deferred pension asset                                    11,310           10,626
Deferred foreign exchange                                108,448           40,853
                                                      -------------    -----------
                                                      $4,730,363       $4,313,654
                                                      -------------    -----------
                                                      -------------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIENCY)

Current liabilities:
     Accounts payable                                 $   55,647       $   78,961
     Accrued interest payable                             26,883           43,589
     Accrued liabilities                                 255,929          270,640
     Income taxes payable                                  5,069            3,655
     Current portion of capital lease obligations            893            2,210
                                                      -------------    -----------
                                                         344,421          399,055

Long term debt                                         4,576,434        3,628,465
Other long term liabilities                               36,434           26,581

Shareholders' equity/(deficiency)
     Common shares                                     1,121,436        1,039,065
     Warrants                                                805            1,192
     Deficit                                          (1,349,167)        (780,704)
                                                      -------------    -----------
                                                        (226,926)         259,553
                                                      -------------    -----------
                                                      $4,730,363       $4,313,654
                                                      -------------    -----------
                                                      -------------    -----------


                                         - MORE -

AT&T Canada Reports Third Quarter 2001 Results
Page 8
October 29, 2001


                            AT&T CANADA INC.
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                       (in thousands of dollars)
                              (unaudited)

                                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                   SEPTEMBER 30,               SEPTEMBER 30,
                                                               2001            2000            2001           2000
                                                             ---------       ---------       ---------      ---------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
     Loss for the period                                     $(208,955)      $(123,967)      $(568,463)     $(347,620)

     Adjustments required to reconcile loss to cash
     flows from operating activities:
        Depreciation and amortization                          119,179         103,951         340,228        286,157
        Accretion of senior discount note interest              36,755          31,912         106,686         92,596
        Amortization of debt issuance costs                      3,326           3,807          11,309         11,543
        Amortization of deferred foreign exchange                  946            -              5,548            -
        Amortization of deferred gain on sale of cross
        currency swaps and forward contracts                    (1,633)           -             (2,449)           -
        Minority interest                                          -           (35,919)            -         (101,778)
        Loss (gain) on disposition of investment                   -           (12,917)          9,375        (12,917)
        Other                                                     (113)          3,030            (738)         5,244
                                                             ---------       ---------       ---------      ---------
                                                               (50,495)        (30,103)        (98,504)       (66,775)
        Change in non-cash working capital                      65,930           7,794          75,534       (168,048)
                                                             ---------       ---------       ---------      ---------
     Net cash generated by (used in) operating activities       15,435         (22,309)        (22,970)      (234,823)

INVESTING ACTIVITIES:
     Acquisitions, net of cash (bank indebtedness) acquired    (25,000)            -           (45,502)      (193,855)
     Disposition of investments (net of disposition costs)        -             17,960           3,401         17,960
     Additions to property, plant and equipment                (68,949)       (129,707)       (283,932)      (365,646)
     Decrease (increase) in other assets                        (1,049)         (1,989)         (9,102)       (15,603)
     Decrease (increase) in restricted investments                -             22,060             -           42,429
     Other                                                        -             (2,120)            -           (2,949)
                                                             ---------       ---------       ---------      ---------
     Net cash used in investing activities                     (94,998)        (93,796)       (335,135)      (517,664)

FINANCING ACTIVITIES:
     Issue of share capital, net of issue costs                  9,390           3,390          37,318         26,953
     Termination of cross currency swaps and forward contracts     -               -           123,965            -
     Issues (repayment) of  long term debt                      30,000         (10,571)        663,159        570,501
     Debt issue costs                                               (2)            -            (5,993)        (3,223)
     Increase (decrease) in other long term liabilities            141             296             404            717
     Repayment of capital lease                                   (483)         (1,277)         (1,584)        (1,827)
                                                             ---------       ---------       ---------      ---------
     Net cash generated by (used in) financing activities       39,046          (8,162)        817,269        593,121

EFFECT OF EXCHANGE RATE CHANGES                                  7,922           1,320          (8,195)        (7,046)
                                                             ---------       ---------       ---------      ---------
INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS            (32,595)       (122,947)        450,969       (166,412)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD              552,151         245,866          68,587        289,331
                                                             ---------       ---------       ---------      ---------
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD                  $ 519,556       $ 122,919       $ 519,556      $ 122,919
                                                             ---------       ---------       ---------      ---------
                                                             ---------       ---------       ---------      ---------


Supplemental Information:

Income taxes paid                                            $   1,315       $     912       $   4,887      $   6,061
Interest paid                                                $ 103,443       $  70,571       $ 194,945      $ 142,246
Class B non-voting shares issued in acquisitions             $    -          $    -          $  44,666      $  45,385


AT&T Canada Reports Third Quarter 2001 Results
Page 9
October 29, 2001



                                             AT&T CANADA INC.
                                 SELECTED STATISTICAL AND OPERATIONAL DATA

                                          SEPTEMBER 30         SEPTEMBER 30         JUNE 30
                                              2001                 2000               2001
                                          ------------         ------------        ----------
REVENUE (IN THOUSANDS)
Data                                      $  125,024           $  120,119          $  115,553
Local                                         52,207               45,322              52,168
Internet & E-Business Solutions               46,421               36,437              40,094
Other                                          3,846                3,931               6,911
                                          ------------         ------------        ----------
                                          $  227,498           $  205,809          $  214,726
Long Distance                                159,723              174,247             160,441
                                          ------------         ------------        ----------
TOTAL                                     $  387,221           $  380,056          $  375,167

Buildings accessed                             3,311                3,277               3,304
Intracity fiber route kilometers               4,712                4,486               4,674
Intracity fiber strand kilometers            295,249              259,984             287,176
Intercity fiber route kilometers              14,001               13,952              14,001
Intercity fiber strand kilometers            200,090              198,295             200,090
CLEC networks operational                         29                   21                  29
CLEC networks under development                    2                    8                --
Local voice switches operational                  14                   13                  14
Access lines in service                      510,091              418,520             470,125
Access line orders in backlog                 18,965               38,634              15,675
Central office collocations                       83                   70                  83
Circuits in service (VGEs)                 1,844,351            1,559,024           1,768,173
High-speed data ports                         24,303               23,813              25,198
Frame relay switches                             106                   93                 106
ATM switches                                     694                  648                 682
Full-time employees                            5,304                5,188               5,671
Long distance minutes of use (Qtr)         2,184,445            2,056,684           2,161,449